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March 8, 2021 VIA EDGAR Ms. Margaret Schwartz Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Century City	Orange County
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File No. 059177-0017

Re:	Prometheus Biosciences, Inc.

Registration Statement on Form S-1

Filed February 19, 2021

File No. 333-253323

Dear Ms. Schwartz:

We are in receipt of the Staff’s letter dated March 3, 2021 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Prometheus Biosciences, Inc. (“Prometheus” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form S-1, Filed February 19, 2021

Prospectus Summary

Our Portfolio, page 2

1.

We note that both product candidates added to the pipeline table, PR1800 and PR2100, are early in the discovery stage and that there is very little discussion of these programs in your filing. Please tell us why you believe these product candidates are material enough to be included in the pipeline table.

Prometheus’ Response: The Company has removed PR1800 and PR2100 from the pipeline table on pages 2, 83 and 99 of the Amended Registration Statement in response to the Staff’s comment.

March 8, 2021

Use of Proceeds, page 74

2.

We note your revisions in response to prior comment 2 that with offering proceeds, you will complete IND-enabling preclinical studies and commence clinical development for the PR600 program. Please clarify how far in clinical development of PR600 you will reach with the offering proceeds. If you will not complete Phase 1, please revise to so state.

Prometheus’ Response: The Company respectfully advises the Staff that the offering proceeds will allow the Company to complete a Phase 1 clinical trial for PR600. The Company has updated the disclosure on page 74 of the Amended Registration Statement, accordingly.

Business, page 97

3.

We note your response to our prior comment number 3. Please revise your Business section to include p-values for studies that were powered for statistical significance and explain the meaning of p-values and how they relate to the FDA’s standards of efficacy.

Prometheus’ Response: In response to the Staff’s comment, the Company has revised the disclosure in the Business Section, including on page 108, to include p-values for each study that was powered for statistical significance, as well as to explain how such values relate to the FDA’s standards of efficacy.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Mary Beth Breslin, Securities and Exchange Commission

Ameen Hamady, Securities and Exchange Commission

Mark C. McKenna, Prometheus Biosciences, Inc.

Keith Marshall, Prometheus Biosciences, Inc.

Timothy K. Andrews, Prometheus Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP